Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES 2012 CAPITAL EXPENDITURES, ADDITIONAL NEW BUILD RIG ORDERS AND ASSET DECOMMISSIONING

Calgary, Alberta, Canada – December 6, 2011
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that planned capital expenditures for 2012 are $1.14 billion. The 2012 capital expenditure plan includes $738 million for expansion capital, $232 million for sustaining and infrastructure expenditures and $173 million for long lead-time item expenditures.  Precision expects that the $1.14 billion will be split $964 million in the Contract Drilling segment and $179 million in the Completion and Production Services segment.

Precision’s expansion capital plan includes construction of seven additional new build drilling rigs, two of which have signed long-term contracts with the remaining five rigs expected to be contracted in early 2012.  These seven additional new builds bring the total number of Precision Super Series new build rigs announced during 2011 to 49.  Additionally, the expansion capital plan includes the cost to complete the remaining rig new build program previously announced in 2011.

Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2012 and includes the completion of the rig upgrades previously announced in 2011 and approximately 14 additional rig upgrades in 2012.  Long lead-time capital expenditures include inventory that can be used for North American or international new build opportunities and enhancements to Precision’s current fleet.

Precision anticipates its 2011 capital expenditures to be approximately $740 million, a $140 million decrease from its previous guidance.  The Corporation has not reduced the amount of the previously announced 2011 capital spending plan, but some costs will be incurred subsequent to the fiscal year end in the first part of 2012.  All carry forward costs have been included in the 2012 capital expenditure guidance of $1.14 billion.

Precision also announced today the decommissioning of 36 Tier 3 drilling rigs and 13 service rigs from its fleet and expects to take a pre-tax charge to earnings in the range of $100 million to $120 million for the fourth quarter of 2011.  Following the decommissioning and planned new build deliveries as of December 31, 2011, Precision expects its rig fleet will stand at 338 rigs, consisting of 188 rigs in Canada, 144 rigs in the United States and six rigs internationally.

"Demand for Precision's High Performance, High Value services continues to produce attractive growth opportunities for the Corporation”, stated Kevin Neveu, President & Chief

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Executive Officer.  “As a result of these growth opportunities, Precision has meaningfully increased its capital spending plans throughout the course of 2011 and into 2012.  Capital expenditures in 2011 have succeeded in establishing foundations for organic growth in 2012.  These successes include continued expansion of our land drilling services into the most active plays in North America, establishing a foothold in the Middle East, increasing our Super Series new build capabilities, and establishing new platforms in directional drilling and Completion and Production services targeting the horizontal completion market.  Additionally, the retirement of 36 idle Tier 3 rigs and announced new builds and upgrades underlines our transition to a homogenous fleet of over 300 high performance, horizontal capable drilling rigs that today’s North American marketplace demands”.

“In 2012 we plan to continue to deploy capital toward rig new builds and upgrades and make investments in infrastructure, including expanding our field support presence with new facilities and logistics support investments in Texas, North Dakota and Alberta to aid Precision in continuing to reduce our operating costs, improve our up-time and customer service capabilities.  Additionally in 2012, we expect to deliver our first ST-EU 1200 drilling rig designed for work in Europe.”

“We are thrilled with our success over the past 12 months and believe there will be continued growth in demand for Precision's services.  Despite our enthusiasm for the industry outlook and growth, Precision will remain disciplined in our capital expenditures by not completing new rig builds unless they are secured by term contracts that provide acceptable financial returns."

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to: the level of capital expenditures and anticipated use of capital for 2011 and 2012, including plans to build new rigs and purchase long-lead items; the timing of the expenditures; the timing and terms of contractual commitments;  the size and deployment of Precision’s rig fleet; the expansion of Precision’s current field support presence; plans for organic growth in 2012; the results of our investments in directional drilling and completion and production services; that there will be continued growth in demand for Precision’s services; the delivery timing of the ST-EU 1200 rig; that Precision will continue to build the High Performance, High Value brand in international oil and gas regions; and that new build rigs will be secured by term contracts that provide acceptable financial returns.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com